OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Mi Ola, Incorporated

21 Atlantic Walk
Breezy Point, NY 11697

http://mi-ola.com/

SAFE Note

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT

SAFE (Simple Agreement for Future Equity)

$10,000,000 Valuation Cap| 20% Discount

Minimum $100 Investment

$10,000 Minimum Funding Goal $100,000 Maximum Funding Goal

What is a SAFE?

A **SAFE** is an acronym that stands for "**Simple Agreement for Future Equity**" and offers you the right to future shares in MI OLA. The number of shares you will receive in the future will be determined at the next qualified equity financing, in which MI OLA issues stock to investors in the minimum aggregate amount of $400,000. The conversion price per share is set based on the price per share in that qualified equity financing. We have modified the standard Y Combinator **SAFE** to comport with Regulation Crowdfunding.

Perks:

If you invest $100 or more, you will receive VIP Investor Code for 20% Lifetime Discount.

If you invest $500 or more, you will receive VIP Investor Code for 50% Lifetime Discount.

If you invest $1,000 or more, you will receive VIP Investor Code for 50% Lifetime Discount + Store Credit Equal to 10% of your Total Investment.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Mi Ola, Incorporated is a corporation organized in the state of New York on January 25, 2012. Mi Ola is a premium line of sexy, chic performance swimwear that brings together high fashion, high function and high quality into suits that are sexy, chic and engineered to stay on your body. Mi Ola's swimwear allows active women to do more of what they love and look amazing doing so. All of Mi Ola's swimwear is made of Xtra life, chlorine resistant Lycra with sun protection (UPF of 50+) in the USA. Mi Ola's swimwear is sold exclusively on www.MI-OLA.com.

Sales, Supply Chain, Customer Base

MI OLA sells directly to consumers on www.MI-OLA.com. Direct sales from the MI OLA website is the only sales channel. There is currently no wholesale business. The MI OLA customer base is active, educated women with a household income of $60k+. All customers have purchased MI OLA products via the website. Fabric is sourced from Italy and China via agents in the US.

Competition

See risk factors for full discussion of competition.

Liabilities and Litigation

We are not currently involved with or know of any pending or threatening litigation against the Company or any of its officers

See Appendix C for more details.

The team

Officers and directors

Helena Fogarty	CEO & Founder

Helena Fogarty
CEO, since 2010, of Mi Ola, sexy bikinis that stay on. We are revolutionizing swimwear and taking over the beaches everywhere. 15 years experience in Fashion, Luxury Goods and Beauty, including stints at Chanel, Ferragamo, Zac Posen, Harper's Bazaar and Avon. Stern MBA. Concentrated in Finance, Entrepreneurship and Accounting at Stern. Specialties: Corporate finance and accounting for luxury brands, branding and identity, marketing to the affluent consumer, direct marketing, and editing.

Related party transactions

The owner, Nancy Helena Fogarty, loaned MI OLA $147,769.62 in a no interest loan with no maturity date.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Mi Ola has no registered patents, trademark, copyrights or other intellectual property, and Mi Ola has no design protection for its swimwear.** Design protection is almost impossible to get in apparel. We have not sought to obtain any registration of patents. We intend to continue to grow and dominate the swimwear market through a commitment to excellence and developing better and more fashionable and functional swimwear.
- **There are several potential competitors who are better capitalized than we are capitalized, which gives them an opportunity to take the majority of the market.** We will compete with larger, established swimwear and athletic apparel companies who currently have products on the markets and/or product development programs. They have better financial means and marketing, sales and human resources than we do. They may succeed in developing and marketing competing products of equivalent appeal earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that consumers will prefer swimwear we develop over any existing technologies or technologies newly developed by our competitors. You should further assume that the competition in the swimwear industry will intensify. In addition, competition may result in pricing pressure, reduced profit margins or a reduction in market share, any of which could substantially harm our business and results of operations.
- **Even if we raise the maximum amount of capital sought in this offering, we may need to raise more funds to grow our operations and obtain a positive return for our investors.** We estimate that we will require at least $2 million over the following 3 years to grow aggressively in the United Stated and internationally. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Our ability to reach our goals is dependent on our ability to raise money to fund aggressive growth.** Our ability to meet our goals is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing from third parties. No assurance can be given that we will be successful in these efforts.
- **Any valuation at this stage is not based on facts or any valuation methodology.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for the security issued in this offering. Don't think you can make that call? Then don't invest.
- **We rely upon our suppliers to produce our products consistently, on time and with the highest level of quality, and we rely upon information systems to operate our website, process transactions, and communicate with customers** Many of our products are sourced from only one supplier. The operations of our suppliers can be subject to risks beyond our control, including shipping delays, labor disputes, trade restrictions or any other change in local conditions. Although we have the ability to source our supplies from other suppliers, any disruption in our supply chain could have a material adverse effect on our business. Any disruption or slowdown of our systems, including system failures, breaches or other causes could disrupt our business and reduce our sales. We

have not taken significant measures protect our information systems or build redundancies in case our systems are breached or fail.

- **Our success depends on our ability to design and manufacture products that appeal to our customers.** There are substantial risks and uncertainties associated with creating, producing and marketing new products in the swimwear industry, particularly in instances where the market is saturated with alternative goods. Initial timetables for the development and launch of new products may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected. In addition, we do not manufacture our own products. As a result, any disruption in the operations of our manufacturer, which is out of our control, may cause a disruption in our supply chain.
- **We rely on third parties to provide services essential to the success of our business.** Our third party partners provide a variety of essential business functions, including sourcing, manufacturing, warehousing and distribution, website hosting and design, and many others. If we encounter problems with one or more of these parties and they fail to perform to expectations, it could have a material adverse impact on the company.
- **An economic downturn in our key markets may adversely affect consumer discretionary spending and demand for our products.** Factors affecting the level of consumer spending include general economic conditions, consumer confidence in future economic conditions, the availability of consumer credit, levels of unemployment, and tax rates, among others. Poor economic conditions may lead consumers to delay or reduce purchase of our products, which could have a material adverse effect on our financial condition.
- **Investors will have no voting rights with respect to decisions of the Company.** We are offering SAFEs, which represent an promise to issue equity after certain events occur. Investors will have no voting rights attached to their stock and, therefore, will have no ability to impact or otherwise influence our corporate decisions. Specifically, and without limitation, the majority holders of our other classes of stock may determine to sell the Company and, depending on the nature of the transaction, investors will (subject to certain dissenter's rights) be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.
- **There is no assurance the maximum amount of this offering will be sold.** The Offering will be undertaken through the services of a registered third party that will act as the Company's online portal and there can be no assurance that all of the shares offered hereby will be sold. Failure to sell all of the shares offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities. The offer and sale of the shares pursuant to the offering

have not been and will not be registered under the Securities Act or any state securities act by reason of specific exemption from registration under such acts. Thus, prospective investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, prospective investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit of prior review by any regulatory agency.

- **Loss of one or more key personnel can harm our business** To be successful, we require capable people to run our day-to-day operations. As we grow, we will need to attract and hire additional employees in sales, marketing, operations, finance, legal, human resources and other areas. We may not be able to hire qualified individuals for those positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individuals. In addition, the disability or death of our founder or key personnel would cause our business to suffer significant setbacks.
- **We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of customary issues young companies encounter.** We incorporated under the laws of the State of New York on January 25, 2012. However, while the business has been around since 2012 it has not been fully staffed or operated at all times. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to various business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding consumer base. We anticipate that our operating expenses will increase for the near future. You should consider the our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.
- **Our industry is highly fragmented and rapidly changing.** The swimwear industry has gone through significant structural changes in consumer buying behaviors and shifting consumer demands. Online stores have evolved much faster over the last several years than in the past as consumers shift to online buying platforms a. Accordingly, our operations and profitability are heavily dependent upon both the ability to target our customers in a crowded marketplace and on our ability to anticipate, identify and capitalize upon new consumer demands. If we fail to anticipate, identify or react appropriately, or in a timely manner, to our consumer expectations, we could experience reduced consumer acceptance of our products, a diminished brand image and higher markdowns. These factors could result in lower selling prices and sales volumes for our products and could have a material adverse effect on our results of operations and financial condition.

- **SAFEs are inherently risky like convertible notes but less favorable for the investor, and they are not easy to resell.** A SAFE ("Simple Agreement for Future Equity") is an agreement that grants the holder the right to equity at a later date, similar to a convertible note, but with three key legal differences: • Unlike a convertible note, a SAFE is not a debt instrument. A SAFE is neither debt nor equity but a security that may or may not convert to equity at a later date. There are no voting rights attached to the SAFE. • Debt instruments have maturity dates. SAFE (including the one in this offering) do not. • Debt instruments have interest rates. SAFE (including the one in this offering) do not. Despite their name implying otherwise, SAFEs are an investment vehicle and, like any investment vehicle, are inherently risky. You should be aware that while SAFEs have become a popular method to raise capital for early stage startup companies, not everyone agrees that they are a good investment vehicle for the issuer or the investor. There is not now and likely will not be a public market for the SAFEs. Because the SAFEs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFEs may also adversely affect the availability or price that you might be able to obtain for the SAFEs in a private sale. Mi Ola has exerted control over every transfer or sale of the SAFEs. Investors should be aware of the long-term nature of their investment in Mi Ola. Each investor in this Offering will be required to represent that it is purchasing the SAFEs for its own account, for investment purposes and not with a view to resale or distribution thereof. The SAFEs will not be freely tradable until at least one year from the initial purchase date, but may never have a secondary market for resale.
- **The SAFEs will be effectively subordinate to any of our debt.** The SAFEs will be unsecured, unguaranteed obligations of Mi Ola and will be effectively subordinated to any present or future debt obligations, including the convertible notes that are being sold concurrently with this Offering, that we may incur in the future. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our debt, if any, our assets will be available to pay obligations on the SAFEs only after all debt, if any, has been paid in full from those assets. Holders of the securities will be subordinate to any debtholders. The remaining assets of Mi Ola will be shared with the SAFE holders ratably with the stockholders. We may not have sufficient assets remaining to pay amounts due on any or all of the SAFEs then outstanding. We are not restricted from incurring additional debt or other liabilities. If we incur additional debt or liabilities, your SAFE may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the SAFEs could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or

repurchasing our equity interests.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Nancy Helena Fogarty, 100.0% ownership, Common Stock

Classes of securities

- SAFE: 0

Our Certificate of Incorporation authorizes the issuance of 1,000 shares of common stock, par value $0.01 per share (the "Common Stock"). However, in the next 21 days, we will file an Amended and Restated Certificate of Incorporation with the New York Secretary of State, which will (i) increase the authorized number of shares of our capital stock from 1,000 to 10,000,000, and (ii) effect a one to ten thousand (1:10,000) stock split, pursuant to which the outstanding shares of our capital stock will increase from 100 to 1,000,000.

In the next 21 days, our board of directors intends to adopt an equity incentive plan, pursuant to which we will reserve a number of shares of common stock (on a fully-diluted basis) equal to at least 10% of the shares of our common stock for issuance to our directors, employees, advisors and consultants in connection with awards granted under the equity incentive plan. The board of directors may grant equity awards from time to time to incentivize and retain our directors, employees, advisors and consultants. In addition, we have agreed, and plan to, grant 135,000 (after giving effect to the stock split referred to above) shares of restricted stock to four advisors and consultants.

As a result of the concurrent offering of convertible notes described below, if we were to dissolve, then the rights of the holders of Common Stock and investors in this Offering to our assets would be subordinated to those of the holders of the convertible notes.

Current Securities Outstanding

Our Common Stock has the following rights, privileges and preferences:

<u>Voting Rights</u>

The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders and may act by written consent in lieu of a meeting.

<u>Liquidating Rights</u>

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

<u>Dividend Rights</u>

The holders of shares of Common Stock are entitled to dividends if and when declared by the board of directors and paid to us.

Securities Issued in this Offering (SAFE)

The Simple Agreement for Future Equity (SAFE) that we are offering in this Offering provides investors with the right, as elected by us, to our non-voting common stock (the "Non-Voting Common Stock") or our non-voting preferred stock (the "Non-Voting Preferred Stock"), when and if we sponsor any equity offering that involves Common Stock or any preferred stock (the "Preferred Stock"). <u>We currently intend to issue Non-Voting Common Stock upon the occurrence of any qualifying event described immediately below.</u>

The events that may result in the issuance of capital stock under the SAFE are as follows:

- an equity financing (the "Equity Financing") in which we raise at least $400,000, at which time we will decide whether to continue the term of the SAFE or issue you a number of shares of Non-Voting Common Stock or Non-Voting Preferred Stock (at our election) equal to the quotient obtained by dividing (i) the amount your invested in the SAFE by (ii) the lower of 80% of the price at which the shares in the Equity Financing are being issued and $10M Valuation Cap (that price, the "First Financing Price").
- after we have decided to continue the term of the SAFE in connection with a prior Equity Financing, an Equity Financing, in which case we will decide whether to continue the term of the SAFE or issue you a number of shares of Non-Voting Common Stock or Non-Voting Preferred Stock (at our election) equal to the quotient obtained by dividing (i) the amount you invested in the SAFE by (ii) the First Financing Price.
- (i) an initial public offering, (ii) a sale of more than 50% of our voting stock, (iii) a reorganization, merger or consolidation of us in which the holders of a majority of the voting power of our stock no longer have a majority of the voting power after the transaction or (iv) a sale, lease or other disposition of all or substantially all of the assets of the Company (collectively, the "Liquidation Event"), in each case, after which the investor will have the right to receive, at the investor's election, a cash payment equal to the amount invested by the investor or a number of shares of Common Stock equal to the amount invested by the investor divided by $10M Valuation Cap.
- a Liquidity Event after one or more Equity Financings have occurred in which we decided to continue the term of the SAFE, in which case the investor will, at the investor's option, have the right to receive a cash payment equal to the amount the investor invested in the SAFE or a

number of shares of Common Stock or Preferred Stock (at our election) equal to the amount the investor invested in the SAFE divided by the First Financing Price.

- (i) a voluntary termination of our operations, (ii) a general assignment for the benefit of our creditors or (iii) any other liquidation, dissolution or winding up of us (excluding a Liquidity Event), we will distribute all of our assets legally available for distribution with equal priority among the investors in the SAFE and all holders of Common Stock.

The Non-Voting Common Stock will have the same rights, privileges and preferences as the Common Stock, except that (i) the Non-Voting Common Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders; (ii) on any matter on which the holders of Non-Voting Common Stock are entitled to vote by law, they agree to vote with the majority of the holders of Common Stock; and (iii) the holders of Non-Voting Common Stock have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

The Non-Voting Preferred Stock will have the same rights, privileges and preferences as the Preferred Stock, except that (i) the Non-Voting Preferred Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders; (ii) on any matter on which the holders of Non-Voting Preferred Stock are entitled to vote by law, they agree to vote with the majority of the holders of Preferred Stock; and (iii) the holders of Non-Voting Preferred Stock have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

Securities Issued in Concurrent Regulation D Offering (Convertible Note)

Prior to this Offering we have been engaged in an offering under Regulation D under the Securities Act of 1933, as amended, of up to $350,000 of convertible promissory notes, pursuant to which we have raised $265,000. We will continue that offering concurrently with this Offering.

The terms of the convertible promissory notes are as follows:

- The maturity date is 36 months after the closing of the offering of convertible notes;
- The interest rate on the convertible note accrues at a rate of 6.5% per annum non-compounded;
- The convertible note is convertible upon (i) an equity financing in which we raise gross proceeds of $400,000 or more, at which time the convertible note is converted into the securities issued in the equity financing at a conversion price is 80% of the per share price of the securities issued in the equity financing, and (ii) maturity of the convertible note, at which time the convertible note, upon the election of the holders of a majority of the

convertible note, will convert into Common Stock at a price per share assuming a price per share of $625,000; and

- We may prepay the principal and accrued interest on the convertible note at any time, without penalty, before the maturity date.

Mi Ola has conducted, and continues to conduct, an offering under Regulation D, pursuant to which it sells convertible notes, which, upon the occurrence of certain events, may be converted into capital stock of Mi Ola. The conversion of those convertible notes will dilute your equity interests in Mi Ola. The convertible notes have no "cap" and a 20% "discount. The holders of the convertible notes will be entitled to convert their notes into equity at 80% of (i.e., a 20% discount to) the price paid by investors in the next round of equity financing in which Mi Ola receives gross proceeds of $400,000 or more. Therefore, the holders of the convertible notes will receive more shares than the investors in the qualified financing would for the same price. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future and the terms of those notes).

In addition, if the convertible note has not converted into equity of Mi Ola prior to the maturity date of three years after the date of the closing of the sale of the notes, the principal and unpaid accrued interest of the notes will convert into shares of common stock of Mi Ola based on a valuation of Mi Ola of $625,000.

What it means to be a Minority Holder

As an investor in Crowd Safes of Mi Ola, you will not have any rights in regards to the corporate actions of Mi Ola, including the election of directors, the amendment of organizational documents, the issuance of securities, the redemption or repurchase of securities, mergers, acquisitions, sales of all or substantially all of Mi Ola's assets, and related-party transactions.

Even if you are issued stock of Mi Ola pursuant to the Crowd Safes, investors in this Offering will likely hold a minority interest in the capital stock of Mi Ola. As a minority shareholder of Mi Ola you will have limited rights and any equity securities issued to you will be non-voting stock. Therefore, except for limited exceptions under law, you will not have any right to vote on corporate actions of Mi Ola, including, the election of directors, the amendment of organizational documents, the issuance of securities, the redemption or repurchase of securities, mergers, acquisitions, sales of all or substantially all of Mi Ola's assets, and related-party transactions.

Dilution

Investors should understand the potential for dilution of their equity interests in Mi Ola. Each Investor's stake in Mi Ola could be diluted due to Mi Ola issuing additional shares of capital stock. When Mi Ola issues more shares to one or more third parties, the percentage of the Company that you own will decrease, even though the value of Mi Ola may increase. You will own a smaller piece of a potentionally larger company. The issuance of addition shares of capital stock of Mi Ola would increase the number of shares outstanding and could result from a stock issuance (such as pursuant to an initial public offering, a crowdfunding offering, a venture capital investment or an angel investment), employees any equity incentives that may be granted to them or by conversion of certain instruments, such as convertible notes, preferred shares or warrants, into capital stock of Mi Ola.

Mi Ola has conducted, and continues to conduct, an offering under Regulation D, pursuant to which it sells convertible notes, which, upon the occurrence of certain events, may be converted into capital stock of Mi Ola. The conversion of those convertible notes will dilute your equity interests in Mi Ola. The convertible notes have no "cap" and a 20% "discount. The holders of the convertible notes will be entitled to convert their notes into equity at 80% of (i.e., a 20% discount to) the price paid by investors in the next round of equity financing in which Mi Ola receives gross proceeds of $400,000 or more. Therefore, the holders of the convertible notes will receive more shares than the new investors would for the same price. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future and the terms of those notes).

In addition, if the convertible note has not converted into equity of Mi Ola prior to the maturity date of three years after the date of the closing of the sale of the notes, the principal and unpaid accrued interest of the notes will convert into shares of common stock of Mi Ola based on a valuation of Mi Ola of $625,000.

We intend to adopt an equity incentive plan, pursuant to which our board of directors may grant awards to our directors, employees, advisors and consultants. We currently intend to reserve at least 10% (on a fully-diluted basis) of our shares of common stock for issuance pursuant to the equity incentive plan. In addition, we have agreed, and plan to, grant 135,000 (after giving effect to the stock split referred to in "Classes of Securities") shares of restricted stock to four advisors and consultants, which will result in immediate dilution to you.

If we issue more shares of capital stock, an Investor could experience value dilution, with each share being worth less than before the issuance, and control dilution, with the total percentage an investor owns being less than before the issuance. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into Mi Ola).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of Mi Ola or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by Mi Ola. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Revenue 2016

2016 was a very successful year for MI OLA as we experienced record revenues and unit sales. Global 2016 revenues were $117,920, up more than 34% from 2015. This increase in sales was primarily driven by US direct-to-consumer sales.

We believe that this improved performance was primarily driven by an increase in advertising spend, social media presence and PR.

Cost of Good Sold

Cost of Goods Sold in 2016 were $61,374, up 15% vs. 2015. The increase in COGS was driven by the increase in unit sales vs. 2015 along with efficiencies driven by volume.

Gross Profit

Gross profit in 2016 was $56,546 (48% of revenue), +64% vs. 2015. We strive for a 77% margin on every piece, however we use cash accounting. Our gross profit does not match our target gross margin per piece, because as we grow, we are always manufacturing more today, to allow for the next month's increased sales.

Expenses

2016 expenses were $386,019, up 22% vs. 2015. This increase was mainly driven by advertising, marketing and interest expense. As our primary business is direct to consumer, advertising will continue to be an increasing expense. However our focus is to bring the efficacy of our advertising and the cost of acquisition down.

We have interest expense on our convertible note investments and on our traditional debt.

Revenue 2015

2015 revenue was $87,645, up 95% from 2014.

Cost of Good Sold

Cost of Goods Sold in 2015 was 53,142.

Gross Profit

Gross profit in 2015 was $34,502, (39% of revenue.)

Expenses

2015 expenses were $316,214. The primary outlays are advertising and interest expense.

Financial Milestones

MI OLA, Incorporated is investing for continued growth of the brand, and is generating sizeable net income losses as a result. Management currently forecasts 2017, 2018 and 2019 revenue of $500,000, $3 million and $14 million, respectively, and believes the company will generate positive net income beginning in 2019.

Liquidity and Capital Resources

MI OLA is currently generating operating losses as we grow aggressively and requires the continued infusion of new capital to continue business operations. We will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. We estimate that we will require at least $2 million over the following 3 years to grow aggressively in the United Stated and internationally. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

Our ability to meet our goals is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations and/or to obtain additional capital financing from third parties. No assurance can be given that we will be successful in these efforts.

Indebtedness

Indebtedness is made of investors and traditional debt. The investors to date have invested using a convertible note, a debt instrument which will convert to equity at the time of a qualified financing of more than $400,000 or at the time of maturity of the notes. MI OLA has 3 convertible notes: $200,000 from February 2013. Interest: 6%. Maturity: December 31st, 2017. $250,000 from July 2014. Interest 6.5%. Maturity: July 14, 2017. $265,000 from March 2016. Interest 6.5%. Maturity: March 17, 2019 Traditional debt, revolving lines of credit and inventory financing = $431,038 Principal: $50,000. Rate: 3% for 6 months. 3.25% for subsequent terms of 6 months. Maturity: October 2017 Principal: $50,000. Rate: 10% annual for 1 year Maturity: November 2017 Principal: $50,000. Rate: 10% annual for 1 year Maturity: November 2017 Principal: $10,000. Rate: 3% annual. No maturity date. Principal: $15,000. Rate: 3% annual. No maturity date. Principal: $7928 from Wise Funding in November 2016. Maturity date: October 2017. Principal: $13940 from OnDeck Financing in September 2016. Currently being renegotiated. Maturity date: October 2017 Inventory Financing. MI OLA has worked with Kickfurther to finance inventory. Line of Credit from Kabbage. Total line of credit available: $21,400. $13,150.96 Loan from owner of $147,769, with no interest and no maturity date.

Recent offerings of securities

- 2012-02-22, 506c, 200000 Convertible Note. Use of proceeds: Advertising & Marketing, Inventory, Product Development, Web store development.
- 2014-07-14, 506c, 250000 Convertible Note. Use of proceeds: Advertising & Marketing, Inventory, Product Development, Web store development.
- 2016-03-17, 506c, 350000 Convertible Note. Use of proceeds: Advertising & Marketing, Inventory, Product Development, Web store development.

Valuation

$2,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6000

Escrow Fees	$0	$0
Professional Fees	$0	$0
Net Proceeds	$9400	$94,000
Use of Net Proceeds:		
R& D & Production	$4400	$20,000
Marketing	$5000	$40,000
Working Capital	$0	$24,000
etc.	$0	$0
etc.	$0	$0
Total Use of Net Proceeds	$9400	$94,000

R&D - If the maximum funding goal is reached, funds from the Regulation Crowdfunding offering will be used to develop new designs and styles.

Marketing - Funds from the Regulation Crowdfunding offering will be used to market and promote the brand through new advertising channels.

Working Capital - If the maximum funding goal is reached, MI OLA will use a portion of the funds to hire additional staff or contractors.

We are seeking to raise a minimum of $10,000 and up to $100,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $100,000, we believe the amount will last us 4 months and plan to use the net proceeds of approximately $94,000 over the course of that time as detailed above.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mi Ola, Incorporated

[See attached]

I, Nancy Helena Fogarty (Print Name), the President (Title of Officer) of MI OLA, Incorporated (Company Name), hereby certify that the financial statements of MI OLA, Incorporated (Company Name) and notes thereto for the periods ending 12/31/15 (beginning date of review) and 12/31/16 (End Date of Review) included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/19/17 (Date of Execution).

[signature] (Signature)

President (Title)

4/19/17 (Date)

MI OLA, INCORPORATED
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

MI OLA, INCORPORATED
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2016 and 2015	3-4
Statements of Operations for the years ended December 31, 2016 and 2015	5-6
Statements of Stockholders' Equity the for years ended December 31, 2016 and 2015	7
Statements of Cash Flows for the years ended December 31, 2016 and 2015	8-9
Notes to the Financial Statements	10-12

MI OLA, INCORPORATED
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

MI OLA, Incorporated
Balance Sheet
As of December 31, 2016
(In USD)

	Dec 2016
Assets	
Current Assets	
Cash and Cash Equivalents	
Capital One - Banking: Spark Business Unlimited Checking (2061)	25,322.95
Paypal: Paypal	(402.64)
Stripe: Stripe	(38.66)
Total Cash and Cash Equivalents	24,881.65
Inventory Assets	43,490.00
Total Current Assets	68,371.65
Fixed Assets	
Equipment Assets	
Equipment Assets	2,612.00
Accum. Dep'n - Equipment Assets	(2,459.00)
Total Equipment Assets	153.00
Total Fixed Assets	153.00
Other Assets	
Cost of Debt Issuance	2,622.50
Total Other Assets	2,622.50
Total Assets	71,147.15
Liabilities & Equity	
Current Liabilities	
Credit Cards	
American Express Credit Card: AMEX Business Gold Rewards Card (10	1,841.71
Total Current Liabilities	1,841.71
Other Liabilities	
Convertible Debt	
Convertible Debt	665,022.75
Accrued Interest - Convertible Note	88,130.41
Total Convertible Debt	753,153.16
Loan	
Loan	175,000.00
Loans from Owner	147,769.62
Loan Payable - Inventory Financing	73,250.00
Loan Payable - Kabbage Inc.	13,150.96
Loan Payable - OnDeck Capital	13,940.25
Loan Payable - Wise Funding Group	7,928.00
Total Loan	431,038.83
Total Other Liabilities	1,184,191.99
Equity	
Retained Earnings	(783,934.48)
Net Income	(330,953.07)
Common Stock (@Par .01)	1.00
Total Equity	(1,114,886.55)
Total Liabilities & Equity	71,147.15
Net Difference	-

MI OLA, Incorporated

Balance Sheet
As of December 31, 2015
(In USD)

	Dec 2015
Assets	
Current Assets	
Cash and Cash Equivalents	
Capital One - Banking: Spark Business Unlimited Checking (2061)	30,409.89
Paypal: Paypal	(395.31)
Stripe: Stripe	195.84
Total Cash and Cash Equivalents	30,210.42
Inventory Assets	44,970.00
Total Current Assets	75,180.42
Fixed Assets	
Equipment Assets	
Equipment Assets	2,612.00
Accum. Dep'n - Equipment Assets	(2,459.00)
Total Equipment Assets	153.00
Total Fixed Assets	153.00
Total Assets	**75,333.42**
Liabilities & Equity	
Current Liabilities	
Credit Cards	
American Express Credit Card: AMEX Business Gold Rewards Card (1003)	14,498.15
Total Current Liabilities	14,498.15
Other Liabilities	
Convertible Debt	
Convertible Debt	450,000.00
Accrued Interest - Convertible Note	52,201.51
Total Convertible Debt	502,201.51
Loan	
Loan	85,000.00
Loans from Owner	210,555.24
Loan Payable - Inventory Financing	47,012.00
Total Loan	342,567.24
Total Other Liabilities	844,768.75
Equity	
Retained Earnings	(783,934.48)
Common Stock (@Par .01)	1.00
Total Equity	(783,933.48)
Total Liabilities & Equity	**75,333.42**
Net Difference	-

MI OLA INCORPORATED
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED
DECEMBER 31, 2016 AND 2015
(unaudited)

MI OLA, Incorporated

Profit and Loss Statement
For the period ended
(In USD)

	December 31, 2016
Total Revenue	117,920.79
Total COGS	62,853.94
Gross Profit	**55,066.85**
Spending	
Advertising Expense	88,535.06
Auto/Fuel	394.47
Bank/ATM/Credit Fee	1,258.00
Development	14,522.75
Dues & Subscriptions	1,453.00
Entertainment	179.02
Groceries	47.37
Total Interest Expense	57,990.27
Legal	739.75
Loan Fee	5,440.00
Loan Origination Fee	295.00
Marketing Expense	87,520.10
Total Office Expenses	2,183.61
Total Other Expenses	31,421.97
Payment Processing Fee	3,556.97
Total Payroll	3,740.65
Total Professional Services	39,524.72
Rent	7,467.76
Research	137.82
Restaurants/Dining	1,162.72
Taxes (federal/state/city)	56.00
Total Travel	23,947.44
Telephone Services	2,214.02
Web Development	354.30
Web Services	5,879.15
Total Spending	**386,019.92**
Net Profit	**(330,953.07)**

MI OLA, Incorporated

Profit and Loss Statement
For the period ended
(In USD)

	December 31, 2015
Revenue	87,645.18
Cost of Goods Sold	53,142.71
Gross Profit	**34,502.47**
Spending	
Advertising Expense	55,478.89
Auto/Fuel	657.66
Bank/ATM/Credit Fee	1,631.94
Depreciation Expense	522.00
Development	3,120.00
Insurance	4,611.95
Total Interest Expense	62,933.78
Legal	5,497.50
Marketing Expense	65,703.68
Total Office Expenses	3,126.06
Total Other Expenses	23,664.88
Payment Processing Fee	2,728.30
Total Payroll	20,179.50
Total Professional Services	22,233.96
Rent	2,883.78
Research	19.69
Restaurants/Dining	651.24
Sales Expenses	8,150.00
Taxes (federal/state/city)	1,448.49
Total Travel	22,706.37
Total Utilities	5,095.30
Web Services	3,169.06
Total Spending	**316,214.03**
Net Profit	**(281,711.56)**

MI OLA, INCORPORATED
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Common Stock			
	Shares	Amount	Accumulated Deficit	Total Stockholders' Equity (Deficit)
December 31, 2014	100	$ 1	$ (502,223)	$ (502,222)
Net loss	-	-	(281,711)	(281,711)
December 31, 2015	100	1	(783,934)	(783,933)
Net loss	-	-	(330,953)	(330,953)
December 31, 2016	100	$ 1	$ (1,114,887)	$(1,114,886)

MI OLA, INCORPORATED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

MI OLA, Incorporated

Cash Flow Statement
For the year ending December 31, 2016
(In USD)

Operating activities	
Net income (loss)	(329,473.07)
Adjustments to reconcile net profit to net cash used by operations:	
Decrease in Business Gold Rewards Card (1003)	(12,656.44)
Net cash used by operating activities	(342,129.51)
Investing activities	
Increase in Cost of Debt Issuance	(2,622.50)
Net cash used by investing activities	(2,622.50)
Financing activities	
Increase in Accrued Interest - Convertible Note	35,928.90
Increase in Convertible Debt	215,022.75
Increase in Loan	90,000.00
Increase in Loan Payable - Inventory Financing	26,238.00
Increase in Loan Payable - Kabbage Inc.	13,150.96
Increase in Loan Payable - OnDeck Capital	13,940.25
Increase in Loan Payable - Wise Funding Group	7,928.00
Decrease in Loans from Owner	(62,785.62)
Net cash provided by financing activities	339,423.24
Net cash decrease for period	(5,328.77)
Cash at beginning of period	30,210.42
Cash at end of period	**24,881.65**

MI OLA, Incorporated

Cash Flow Statement
January 01, 2015 - December 31, 2015
(In USD)

Operating activities	
Net income (loss)	(281,711.56)
Adjustments to reconcile net profit to net cash used by operations:	
Decrease in AMEX Business Gold Rewards Card (1003)	(2,602.99)
Increase in Inventory Assets	(24,720.00)
Net cash used by operating activities	(309,034.55)
Investing activities	
Decrease in Accum. Dep'n - Equipment Assets	522.00
Net cash provided by investing activities	522.00
Financing activities	
Increase in Accrued Interest - Convertible Note	52,201.51
Increase in Common Stock (@Par .01)	1.00
Decrease in Convertible Debt	(10,000.00)
Increase in Loan	85,000.00
Increase in Loan Payable - Inventory Financing	47,012.00
Increase in Loans from Owner	101,886.14
Net cash provided by financing activities	276,100.65
Net cash decrease for period	(32,411.90)
Cash at beginning of period	59,071.41
Cash at end of period	**26,659.51**

NOTE 1 – NATURE OF OPERATIONS

MI OLA, INCORPORATED was formed on JANUARY 25, 2012 ("Inception") in the State of NEW YORK. The financial statements of MI OLA, INCORPORATED (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in BREEZY POINT, NY.

MI OLA, INCORPORATED makes fashionable, performance swimwear for women, sold direct to consumer exclusively at www.MI-OLA.com.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
Inventories are valued at the lower of first-in, first-out, cost or market value (net realizable value). We regularly review our inventory quantities on hand and record a provision for excess and slow moving inventory based primarily on our estimated forecast of product demand.

Revenue Recognition
The Company will recognize revenues from sales of swimwear manufactured and sold direct to consumer when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Convertible Debt. To date, all investment has been done with Convertible Debt Notes, which will convert at either the time of a qualified financing of greater than or equal to $400,000, or at the maturity date of the note. To date, $715,000 has been raised via 3 convertible notes.

Traditional Loan Details
Principal: $50,000. Rate: 3% for 6 months. 3.25% for subsequent terms of 6 months. Maturity: October 2017
Principal: $50,000. Rate: 10% annual for 1 year Maturity: November 2017
Principal: $50,000. Rate: 10% annual for 1 year Maturity: November 2017
Principal: $10,000. Rate: 3% annual. No maturity date.

Principal: $15,000. Rate: 3% annual. No maturity date.
Principal: $7,928 from Wise Funding in November 2016. Maturity date: October 2017.
Principal: $13,940 from OnDeck Financing in September 2016. Currently being renegotiated. Maturity date: October 2017

Inventory Financing. MI OLA has worked with Kickfurther to finance inventory.

Line of Credit from Kabbage. MI OLA has a total line of credit available: $21,400.
$13,150.96 was available as of December 31, 2016

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized 1,000 shares of our common stock with par value of $0.01. We have issued 100 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Loan from the owner with no maturity date. The owner has agreed not to call it in the next 12 months.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 19, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

MI OLA is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



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$21,100.00
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$100.00 minimum investment

MI OLA

Chic, sexy performance swimwear

Small OPO · Breezy Point, NY · Fashion & Apparel
Accepting International Investment

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Making Life at the Beach Better for Every Woman

Invest in MI OLA

"It's safe to say that with summer on the horizon, women are beginning to think about upgrading their swimwear. Whether the goal is to jum[p into a] swimming pool with friends, ride waves at the beach, or even just enjoy a day of sunbathing, the goal is to flaunt an attention grabbing, comfortable, and sexy swimsuit.

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Are most swimsuits truly comfortable, though? **Unfortunately most**





swimwear lines don't take into account the necessity of well-fitting, functional bikinis and one pieces. And they rarely think about women's desires to do more than just lay back and look good in their swimwear! For women who lead active lifestyles, finding bathing suits that are both fashionable AND functional is nearly impossible. At least that was the case before MI OLA.

MI OLA proves high fashion and high function are not mutually exclusive.

Armed with both an MBA and a surfboard, I created MI OLA after moving to Costa Rica to ride ocean waves. I had been living in New York City working in high fashion, and was completely obsessed with the idea of having sand under my feet. I needed well-made, chic, sexy surf bikinis that stayed on and I couldn't find any. **To solve this dilemma I created MI OLA: Sexy Bikinis that stay on.**

What you'll find with MI OLA is every seam, stitch, elastic and fabric has been tried, tested and approved. We want to make the best bikinis out there, and make you look really good.

Since MI OLA's launch in 2013, we've been featured in *Sports Illustrated, Shape Magazine, Elle, Seventeen, Cosmopolitan,* and have graced the runways of L.A. Fashion Week.

MI OLA is more than a swimwear line: it's a movement to empower women to live without compromise.

MI OLA is changing the direction of swimwear, and we want you to in our mission for living life to the fullest (and looking fabulous while doing it). Join us, and have a stake in the evolution of swimwear."

Besos!

Helena Fogarty
CEO & Founder

INVESTMENT

SAFE (Simple Agreement for Future Equity)
$10,000,000 Valuation Cap | 20% Discount
Minimum $100 Investment

What is a SAFE?

A **SAFE** is an acronym that stands for "**Simple Agreement for Future Equity**" and offers you the right to future shares in MI OLA. The number of shares you will receive in the future will be determined at the next qualified equity financing, in which MI OLA issues stock to investors in the minimum aggregate amount of $400,000. The conversion price per share is set based on the price per share in that qualified equity financing. We have modified the standard Y Combinator **SAFE** to comport with Regulation Crowdfunding.

PERKS

If you invest $100 or more, you will receive VIP Investor Code for 20% Lifetime Discount.
If you invest $500 or more, you will receive VIP Investor Code for 50% Lifetime Discount.
If you invest $1,000 or more, you will receive VIP Investor Code for 50% Lifetime Discount + Store Credit Equal to 10% of your Total Investment.

Sexy Swimwear Engineered to Stay Put and Designed to Make You Feel Smoking Hot



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What We've Accomplished So Far

MI OLA is a premium line of sexy, chic performance swimwear that allows active women to do more of what they love, and look amazing doing so. We only make swimwear that we believe looks great, feels great, fits better than any suits out there, stays on, and is durable. Our suits are made of Xtra life, chlorine resistant Lycra with sun protection, making them great for the beach, surf, and SUP.

MI OLA bikinis are frequently honored as being the best for women who rip.

Global Customer Base

We have customers in **32 countries** raving about our extraordinary fit, function, style and customer service.

Awards

Grindtv.com
"2014 Bikinis that Are Stylish and Stay Put"
ESPNw.com
"2013 Best Bikinis for Surfing"
Outside Magazine
"Women's SUP Essentials 2016"
"Best Women's Swimsuits 2016"

Press

MI OLA has also been featured in the *Sports Illustrated Swimsuit Edition* (2015 and 2016), *Outside Magazine's Summer Gear Guide*, *Cosmo*, *Elle*, *NYTimes*, *NY Post* and others.

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Photos
Videos
Sports Illustrated







"What we do with MI OLA is create swimwear that works. It looks great and it feels great. We think about everything and we want to make bikinis that are a force of good, not evil. We test every suit in the waves - in action - to make sure we stay covered without needing to adjust."

-Helena Fogarty, Founder & CEO

Our mission is to help active women feel confident and sexy with the athletic clothes they wear.

Fashionable, Fun, Functional

Innovative Swimwear for the Active Woman





The Products: Industry-Leading Innovation
Rashguards, One-Pieces, Tops + Bottoms
Iconic Cuts, Custom Prints
Top quality Xtra Life Lycra, UPF 50+



Why is Mi Ola Better? Anatomy of the Perfect Suit
TOPS
Padding gets in the way. Instead, tops are lined with same high quality Lycra as on outside
BOTTOMS
All have either functional drawstrings or a silicon grip elastic to stay put
FABRIC
Chlorine Resistant, Xtra Life Lycra, UPF 50+, fade-resistant, won't stretch out
LABELS
Labels can irritate skin, so all Mi Ola suits have easy-to-remove labels without damaging suit
SEAMS
Constructed to withstand wear, prevent chafing or discomfort
made of no-chip brass, molded to fit curves for comfort

The MI OLA Difference



Looks + feels great
Perfect fit
Stays put in tough conditions
Durable + long-lasting
Value for money
Exceptional customer service
Delights the customer upon every wear

When women try on any MI OLA style, they'll immediately notice the difference. The fit is impeccable and **the suit grips curves**. Every style has slight modifications from a "normal" bikini, which will keep it on your body, while making you look smoking hot. Every component has been engineered to enhance, last and keep women covered.

Our fabric is UPF 50+ to protect surfers and beach goers from the sun. And it doesn't fade or stretch out after hard use.

Our metal rings are molded out of brass. They have no coating or paint that might chip off after being worn a few times. If anything, they get even better looking with time. We only use hardware and embellishment in ways that it won't hurt you or get in your way. When we put rings on some bottoms, we place it on the side, so it doesn't bruise hip bones while you're surfing. The rings are molded to fit curves, which is comfier and looks better.

Every seam has been constructed to prevent chafing or discomfort. **We want women to remove our labels.** Labels can irritate sensitive skin, so you can easily remove our labels without damaging your suit.





THE PROBLEM: WOMEN HAVE A HARD TIME FINDING THE RIGHT SWIMSUIT
1. Low Style
2. Poor Fit
3. Poor Quality
4. Poor Shopping Experience
5. Wardrobe Malfunctions
80%
are concerned about their image when buying a swimsuit
67%
dislike the in-store swimsuit shopping/fitting experience
60%
have had their swimsuit fall off when jumping into the water
Source: Independent market survey of women swimsuit shoppers
4

The Swell is Building

In addition to offering a premium design and optimum functionality, MI OLA is on the cutting edge of fashion with a growth strategy and motivated team.

Superior Product

- Fixes a universal issue with women's swimwear
- Premium material + construction
- Exclusive design + prints
- Made in USA
- Headquartered in New York

Strong Industry Dynamics

- $20 billion global swimwear market by 2020
- Solid M&A + investment activity
- Attractive growth in luxury market



SURFING PAST THE COMPETITION
High Fashion
Low Fashion
Low Function
High Function
Mara Hoffman
MIKOH
L*SPACE
VITAMIN A
TRIANGL
SOLID & STRIPED
Mi Ola
lululemon athletica
Sweaty Betty
ATHLETA
patagonia
TYR
Generic

THE ADDRESSABLE LUXURY SWIMWEAR MARKET

Excellent Management

- Founder possessing MBA and "Surfer Cred"
- CEO with 20+ years as fashion exec
- Advisory team with depth + breadth of diverse industry + investment expertise

Solid Growth Strategy

- Focus on customer acquisition
- Greater market penetration
- Geographical expansion


14m women
Earn $60k or more in the US
30%
Buy swimsuits regularly
3
Average number of new swimsuits a woman owns
$250
Average price that a woman pays for a luxury swimsuit
$3B
Addressable Women's Luxury Swimwear Market in the US alone
How big is this?
Source: US Census, Consumer Reports, USA Today

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First Appearance in Sports Illustrated

Featured in a colonial-inspired inside cover.

2010



Idea Of MI OLA Is Born!

After thousands of wipeouts on the beaches of Costa Rica, our founder Helena Fogarty develops the MI OLA concept.

2012

Successful Kickstarter Raise

With $15K raised, we made our first samples and shipped our first suits.

2012



Mi Ola Incorporates

The journey begins!

2013



Mi-ola.com Launches!

Tops, bottoms, one-pieces, and rashguards in an array of colors and prints.

2015

2016



S.I. Swimsuit Editorial Feature

Featuring Kate Bock in MI OLA Striped Boyshorts.

2016



Yearly Sales Peak

MI OLA reaches over $100K in sales, shipping bikinis to over 35 countries all over the world.

2017



95% Growth in Q1

Compared to Q1 in 2016, MI OLA receives 95% more in revenue.

2017

Equity Crowdfunding Launch

Be a part of MI OLA's next stage!

2018



Push for Staffing and Grow

Among we intend to hire an Ecommerce Merchandise Strategist to sustain our rapid growth.

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In the Press

Sports Illustrated | COSMOPOLITAN | allure | Outside | People en Español | NEW YORK POST

TFW Toronto Fashion Week | kitelusta magazine | SPIRIT FLESH | ELLE | seventeen | MUJER

BAZAAR | SELF | HAMPTONS | SUP The Mag





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ESM EASTERN SURF MAGAZINE

ELECTRIC BLOGARELLA

GRINDTV

A BIKINI A DAY

ESPN W

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Meet the Founder



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Helena Fogarty

CEO & Founder

CEO, since 2010, of Mi Ola, sexy bikinis that stay on. We are revolutionizing swimwear and taking over the beaches everywhere. 15 years experience in Fashion, Luxury Goods and Beauty, including stints at Chanel, Ferragamo, Zac Posen, Harper's Bazaar and Avon. Stern MBA. Concentrated in Finance, Entrepreneurship and Accounting at Stern. Specialties: Corporate finance and accounting for luxury brands, branding and identity, marketing to the affluent consumer, direct marketing, and editing.

And the Rest of the Team

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Sambuddha Saha

Brand and UX

Creative Director & Entrepreneur with a 20-year track record of delivering innovative solutions that make a difference. OpenTable Restaurant Solutions, Coca-Cola Freestyle dispenser, Scout by Telenav, Mi Ola Surf, Home Depot First Phone, Target.com, Prada Epicenter retail experience are some of the initiatives I have led and/or contributed to.



Myra Gonzalez

Business Development

20 years in model industry Fashion producer Brand & marketing consultant



Susan Posen

Advisor

Chairman of Zac Posen Consultant to fashion tech start-ups Mentor to fashion tech entrepreneurs



Scott Morrison

Advisor

Former CMO of Diesel Award winning branding expert Three times recognized as one of 100 most influential Black People in the UK

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Sunny Stafford

Advisor

Executive Creative Director, Digital, Victoria's Secret Holistic strategist for digital campaigns Elevated digital marketing & storytelling Editorial background, 15 years industry experience

Offering Summary

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INVESTMENT

SAFE (Simple Agreement for Future Equity)

$10,000,000 Valuation Cap| 20% Discount

Minimum $100 Investment

What is a SAFE?

A **SAFE** is an acronym that stands for "**Simple Agreement for Future Equity**" and offers you the right to future shares in MI OLA. The number of shares you will receive in the future will be determined at the next qualified equity financing, in which MI OLA issues stock to investors in the minimum aggregate amount of $400,000. The conversion price per share is set based on the price per share in that qualified equity financing. We have modified the standard Y Combinator **SAFE** to comport with Regulation Crowdfunding.

Perks:

If you invest $100 or more, you will receive VIP Investor Code for 20% Lifetime Discount.

If you invest $500 or more, you will receive VIP Investor Code for 50% Lifetime Discount.

If you invest $1,000 or more, you will receive VIP Investor Code for 50% Lifetime Discount + Store Credit Equal to 10% of your Total Investment.

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Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Updates

MI OLA Public Offering is Closing Soon!

3 days ago

Thanks to all of you who have become investors and those who have been following our campaign.

During the campaign, we've made extraordinary progress on our business, including great press and record sales.

The public offering is closing soon, so if you have not yet committed, I urge you help us accelerate the future of Swimwear, and own a part of MI OLA, which is revolutionizing beaches around the world.

MI OLA Hits Record Sales in May!

18 days ago

MI OLA continues to grow aggressively.

May sales were our best month of sales ever. **+141% vs. May 2016.**

We're a little bummed. Why? Our growth is limited by access to capital.

We can do so much more with your help.

Other highlights of this month include:

-GrindTV recognizing MI OLA as the Best in Women's Swim 2017

-MI OLA being featured in S Magazine.



- MI OLA customers becoming investors in our future.

Here's to a groundbreaking, record-setting May! We're looking forward to more of the same in June.

Helena

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MI OLA featured in S Magazine!

25 days ago

MI OLA press keeps building up the brand and sales growth!

We are so excited to have MI OLA featured in S Magazine.

It's always great to see our product in a highly styled fashion shoot.


S



VIDEO TRANSCRIPT (Exhibit D)

I always wanted for women to feel confident, sexy, and to not worry if their swimwear would stay on.

Because as an avid surfer, I've experienced it. And I know millions, if not billions of other women have too—that nagging worry that your suit might not stay on while diving into a pool or crashing some waves.

Today, women want to live their lives at the fullest, build careers, raise families, run companies, and dress on their own terms.

As the only swimwear brand that brings together high fashion and high function, Mi Ola speaks to these women. We've been featured in the national press and Sports Illustrated swimsuit edition twice.

Mi Ola's is for a woman at the peak of her career looking for more and getting it. We have customers in 32 countries, and we sell directly, online exclusively, with exceptional customer service. We design and manufacture our swimwear in the United States, right in the garment district of New York City. Our margins are over 75%, which provides us the opportunity to invest in marketing and grow our company.

I am a 20-year experienced fashion executive and I'm also a surfer. I got my MBA from NYU Stern, worked at Chanel, and moved to Costa Rica just to catch some waves. I live my life just like what the Mi Ola brand embodies: high fashion and high function. My mission is to help active women feel confident and sexy with the athletic clothes they wear. Our ambition is great but so is our customer base. By investing in Mi Ola, you can become an early owner in the future of active wear and own a great brand that defines a fast growing market.

Let's do it together.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.